

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2014

Via E-mail
J. Russell Porter
President and Chief Executive Officer
Gastar Exploration Inc.
1331 Lamar Street, Suite 650
Houston, Texas 77010

> **Re: Gastar Exploration Inc.**
> **Registration Statement on Form S-4**
> **Filed March 17, 2014**
> **File No. 333-194603**

Dear Mr. Porter:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the 8 ⅝% senior secured notes due 2018 in reliance on our position enunciated in Exxon Capital Holdings Corp. SEC No-Action Letter (April 13, 1988). <u>See</u> <u>also</u> Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm

that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Cautionary Note Regarding Forward-Looking Statements, page ii

3.   The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Incorporation of Certain Documents by Reference, page 84

4.   We note that you filed a Current Report on Form 8-K on March 25, 2014. Please file an amendment that specifically incorporates all Exchange Act reports filed prior to the effective date of the pending Registration Statement on Form S-4 pursuant to Section 13(a) or 15(d) of the Exchange Act. When amending your Form S-4, consider including a statement to the effect that all filings that you file pursuant to the Exchange Act after "the date of the initial registration statement and prior to effectiveness of the registration statement" shall be deemed to be incorporated by reference into the prospectus. Refer to Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations.

Exhibit 5.1

5.   We note that the registration statement and prospectus refer to the registration of up to $325,000,000 aggregate principal amount of new "8 ⅝% senior secured notes due 2018" whereas the opinion refers to registration of your "7.625% senior secured notes due 2018." Please obtain and file a revised opinion that accurately describes the securities covered by the registration statement and prospectus.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, me at (202) 551-3611 with any questions..

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief